RICHMONT MINES INC.
ANNUAL INFORMATION FORM

2007

March 31, 2008

RIC: TSX-AMEX

www.richmont-mines.com

TERMINOLOGY

Unless otherwise specified, all units of measurement used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below:

1 troy ounce (oz) = 31.1035 grams (g)
1 tonne (t) = 1.1023 short ton (2,000 lbs)
1 metre (m) = 3.28 feet

Au: gold
g/t: gram per tonne
ha: hectare
NSR: Net Smelter Return
t/d: tonnes per day
cm: centimetre
mm: millimetre
kg: kilogram
g: gram
t/m3: tonnes per cubic metre

DEFINITIONS

Mineral Reserve

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence or natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of sufficient confidence to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

•	the future price of gold;

•	the estimation of mineral reserves and resources;

•	the realization of mineral estimates;

•	the timing and amount of estimated future production;

•	costs of production;

•	capital expenditures;

•	costs and timing of the development of new deposits;

•	success of exploration activities;

•	permitting time lines;

•	currency fluctuations;

•	requirements for additional capital;

•	use of proceeds;

•	government regulation of mining operations;

•	environmental risks;

•	unanticipated reclamation expenses;

•	availability of qualified workforce;

•	title disputes or claims; and

•	limitations on insurance coverage and timing and possible outcome of pending litigation.

Actual results may therefore vary materially from the expectations expressed by the Company and depend on a number of factors. The factors include, but are not limited to:

•	integration of acquisitions;

•	risks related to joint venture operations;

•	actual results of current exploration activities;

•	actual results of current reclamation activities;

•	conclusions of economic evaluations;

•	changes in project parameters as plans continue to be refined;

•	possible variations in ore grade or recovery rates;

•	failure of plant, equipment or process to operate as anticipated;

•	accidents, labour disputes and other risks of the mining industry;

•	delays in obtaining governmental approvals or financing or in the completion of development or construction activities;

•	risks related to governmental regulations, including environmental regulations;

•	fluctuations in commodity prices;

•	currency fluctuations;

•	litigation risks and the inherent uncertainty of litigation costs; and

•	risks pertaining to any fixed-price gold forward sales hedge program the Company may undertake.

The information contained in this Annual Information Form, including the information set forth under the heading “Risk Factors”, identifies additional factors that could affect the operations, results and performance of Richmont Mines Inc. We urge you to carefully consider these factors.

Readers are cautioned that the foregoing list of factors is not exhaustive and it is recommended that readers consult the more complete discussion of risks and uncertainties facing the Company included in this Annual Information Form. See “Risk Factors”. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company is under no duty to update any of the forward-looking statements after the date of this Annual Information Form to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

Resource Estimates

The resource estimates in this Annual Information Form were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Annual information Form, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This Annual Information Form is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from the Company (free of charge) or from the SEC’s web site at sec.gov/edgar.shtml under the Company’s profile.

I. INCORPORATION

Richmont Mines Inc. (“Richmont Mines” or the “Company”) was incorporated pursuant to Part 1A of the Companies Act (Quebec), on February 12, 1981, under the corporate name of Ressources Minières Rouyn Inc. By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Company’s articles were amended to change its corporate name. The head office, principal place of business of the Company and registered office, is located at 110 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “RIC”.

Richmont Mines holds 70% of all voting shares of Louvem Mines Inc. (“Louvem”), a corporation incorporated under Part 1A of the Companies Act (Quebec). The core asset of Louvem is its interest in the Beaufor Mine, a 50%-50% joint venture between Louvem and Richmont Mines. Furthermore, Richmont Mines holds all voting shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act.

II. GENERAL DEVELOPMENT OF THE BUSINESS

1.	General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Company began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

2.	Three-Year History

Over the last three years, Richmont Mines has made significant investments on its mining properties, mainly at Island Gold, East Amphi and at the Beaufor Mine. In 2006, the Company sold its Nugget Pond property in Newfoundland for a cash consideration of $2,250,000. In 2007, the Company sold its East Amphi property in Quebec for a cash consideration of $2,450,000 and 1,109,000 common shares of Exploration Osisko Ltd. valued at $6,086,000. The Company currently produces gold from its Beaufor and Island Gold mines, its material properties. Richmont Mines owns a 55% interest in the Island Gold Mine, which has been in commercial production since October 1, 2007. On November 5, 2007, Richmont Mines announced that it entered into an agreement with LKA International Inc. (“LKA”), which grants the Company an option to earn a 50% joint-venture interest in LKA’s Golden Wonder property located near Lake City, Colorado. Under this agreement, Richmont had the opportunity to evaluate the property and exercised its option at the end of December 2007.

2.1	Island Gold

Richmont Mines assumed responsibility for operations at the Island Gold Mine on January 1, 2005. During the course of the fourth quarter of 2005, after having fulfilled its obligation to invest $10 million for the development of the project, the Company acquired a 55% interest in the mine.

On January 26, 2006, Richmont Mines and Patricia Mining Corp. (“Patricia Mining”) announced the acquisition of Algoma Steel Inc.’s (“Algoma Steel”) remaining joint venture interest in the Goudreau property near Dubreuilville, Ontario for an aggregate purchase price of $100,000. The property will remain subject to a 15% net profits interest, as per the original joint venture between Algoma Steel and Patricia Mining. Through the Island Gold joint venture, Patricia Mining owns a 45% interest in the Goudreau property and Richmont Mines owns the remaining 55% interest.

The Island Gold Mine began commercial production on October 1, 2007.

2.2	East Amphi

Development work was conducted on the East Amphi property from 2005 to January 23, 2006, when Richmont Mines announced that progressive mining activities at the East Amphi Mine had commenced on the basis of internal studies prepared by the Company. The East Amphi Mine was brought into commercial production in February 2006 and produced 20,000 ounces of gold until December 31, 2006. During the year, Richmont Mines appraised the potential of the A3 zone as well as the B2 and B North zones, which are located to the west of the deposit and at Level 200, respectively. In view of the substantial investment needed to gain access to the reserves, the grade falling short of expectations following exploration drilling, and the disappointing results in the zones offering the best potential near the current infrastructures, the probable reserves defined in 2006 were reclassified into resources. Richmont Mines ended its production work at the East Amphi Mine during the second quarter of 2007, when all of the proven reserves had been depleted.

In 2007, gold production at the East Amphi Mine was 128,189 tonnes at an average recovery grade of 3.08 g/t or 12,709 ounces. In May 2007, Richmont Mines announced its intention to sell the property to Osisko Exploration Ltd. (“Osisko”) and the sale was completed on June 29, 2007. In exchange, the Company received a cash payment of $2,450,000 and 1,109,000 common shares of Osisko valued at $6,086,000. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property.

2.3	Nugget Pond

In November 2005, Richmont Mines signed a 12-month option agreement with New Island Resources Inc. (“New Island Resources”) to sell the Nugget Pond property and gold mill on the Baie Verte Peninsula in Newfoundland. A non-refundable deposit of $250,000 was paid at the time of the signing of the agreement.

In October 2006 Richmont Mines received from New Island Resources cash consideration of $2,250,000 to complete the sale of the Nugget Pond property and gold mill. With the sale, Richmont Mines was released from all claims and other liabilities relating to this property. In addition to the cash deposit of $250,000 received, Richmont Mines also received 1,000,000 shares of New Island Resources valued at $300,000 at the time of the transaction.

3.	2008 Trends

The Company’s strategy is to capitalize on its existing properties through exploration and development and to acquire advanced projects in North America where its expertise in narrow vein operations can be applied and to improve production efficiencies. The Company’s corporate goal is to become a profitable, intermediate North American developer and producer of gold, operating three to four mines while establishing at least one million ounces of reserves.

To advance its strategy in 2008 and increase the number of its projects, the Company intends to focus on advancing the Island Gold Mine towards its full rate of production. The Company also expects strong production results at the Beaufor Mine. The Golden Wonder Mine in Colorado will also be evaluated in 2008, with more than 5,000 metres of drilling planned. The Company will evaluate acquisition and partnership opportunities in order to expand the value of its portfolio of mineral properties, to build its reserve base and to accelerate its rate of production. Additionally, the Company will continue to assess and rationalize the quality of its non-core asset base in order to maximize future shareholder value.

4.	Risk Factors

In addition to the other information contained herein, the following risk factors should be carefully considered when evaluating an investment in the Company’s common shares:

Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The gold mining industry is highly speculative in nature. There is no assurance that Richmont Mines’ mineral development and exploration activities will be successful. Success in increasing reserves is a result of a number of factors, including the Company’s level of geological and technical expertise, the geological composition of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years to identify, delineate and evaluate resources, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

Mining Risks

Because it holds interest in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

•	fluctuations in commodity prices;

•	costs of constructing and operating a mine as well as processing and refining facilities in a specific environment;

•	availability of economical sources of energy and adequacy of water supply;

•	adequate access to the site, including competing land uses and unanticipated transportation costs, delays and repair costs resulting from equipment failure;

•	data on which engineering assumptions are made;

•

changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	industrial accidents and labor actions or unrest;

•	unusual or unexpected geological or geotechnical formations;

•	unanticipated ground or water conditions;

•	slope failure, rock bursts, cave-ins, failure of pitwalls or dams and fire;

•	environmental hazards, including discharge of pollutants or hazardous chemicals;

•	unanticipated grade and tonnage of ore to be mined and processed;

•	unusual or unexpected adverse operating conditions;

•	hazards involved in the drilling and mining of ore;

•	availability of qualified workforce;

•	natural phenomena and “acts of God”, such as inclement weather conditions, floods, earthquakes and other phenomena.

The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, due to political or other reasons, or against which it may elect not to insure because of high premium costs or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company’s financial position.

Failure to Achieve Production Estimates

The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s failure to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operation and financial condition. The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Additional Reserves for Gold Production

Because mines have limited lives based on proven and probable reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s exploration programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Exploration and Development Risks

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of reserves;

•	anticipated metallurgical recoveries;

•	environmental considerations and permitting;

•	future gold prices; and

•	anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and changes in the supply and demand for gold on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685
2007	695	1.07	747

When calculating its mineral reserve estimates, the estimate of the price of gold used by the Company for each of its mines was CAN$650 per ounce. In the event of a sustained, significant drop in gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since gold price is established in U.S. dollars, a significant increase in the value of the Canadian dollar relative to the U.S. dollar coupled with stable or declining gold prices could adversely affect Richmont Mines’ results with respect to the sale of gold.

Richmont Mines has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

Competition

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company’s title. Properties may be subject to prior registered and unregistered agreements, transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Certain of the properties in which the Company has an interest, including the Island Gold property, are registered in the names of entities which are not controlled by the Company. The Company’s interest in those properties is evidenced by the agreement between the Company and the registered owner. In addition to challenges to the registered holder’s title, the Company is subject to the risk that the Company may not have the ability to enforce each of the terms of the relevant contract in certain circumstances. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations as between the parties to that agreement.

Laws and Regulations

The Company’s mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

Insurance

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. No assurance can be provided that such insurance will continue to be available, will be at economically acceptably premiums or will be adequate to cover any liability. In some cases, risk coverage is not available or considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

Requirement of Additional Financing

The continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

Permits and Licenses

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

Joint Ventures

No assurance can be provided that the Company’s joint venture partners will not veto the Company’s business plans, with regard to a specific joint venture and prevent the Company from achieving its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock.

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, the Company cannot assure that it will be successful in attracting and retraining skilled and experienced personnel.

Risks Inherent in Acquisitions

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of key employees or the key employees of any business the Company acquires;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, issue Common Shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Common Shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to the Company’s Common Shares

Fluctuation in Share Price

The market price of the Company’s common shares may fluctuate due to a variety of factors relating to the Company’s business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves or resources, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines’ strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. There can be no assurance that the market price of the Company’s common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales of Common Shares

Sales of substantial amounts of the Company’s common shares, or the availability of Company’s common shares for sale, could adversely affect the prevailing market prices for the Company’s common shares. A decline in the market price of the Company’s common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Equity Financing

The Company may require additional funds to fund its capital expenditures programs and potential acquisitions. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its existing shareholders.

Existing Agreements Provide for Additional Issuances of Common Shares

The Company may issue additional common shares in the future pursuant to existing agreements.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

III. NARRATIVE DESCRIPTION OF THE BUSINESS

1.	Quebec Division

1.1	Beaufor Mine

1.1.1	Property Description and Location

i)	Location

The Beaufor Mine property, along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2 and 3, are located approximately 27 kilometres to the northeast of the town of Val-d’Or, in the Abitibi-Est county, Province of Quebec.

ii)	Description of Mineral Rights

The property includes the mineral reserves and resources of the Beaufor Mine consisting of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims for a total area of 591 ha. The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 64 claims for a total area of 1,255 ha.

Property	Number of claims	Area (ha)	Expiration date

Beaufor	1	106	Mining Concession 280PTA : 01/31/2009
Colombière	13	226	Claims expire between 07/22/2009 and 08/15/2009
Courvan	61	1099	Claims expire between 08/02/2008 and 06/09/2009
Pascalis	1	37.5	Mining Lease BM 750 : 06/02/2016
Perron	11	222	Mining Lease BM 858 : 03/11/2023
			Claims expire between 07/11/2009 and 07/17/2009
Perron blocks 2, 3 and 4	7	199	Claims expire between 09/06/2008 to 10/15/2008

All of these claims will be renewed before the anniversary date because there are exceeding credits available. For the Mining Leases, taxes are paid every year to the government to keep them in good standing. For a Mining Concession, geological works are performed to keep it in good standing or the taxes are paid every year. Richmont Mines have an internal procedure and an external control to insure the follow up of the claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2007 and will be for 2008. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

iii)	Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%) (the “Operator”) and by Louvem (50%). Richmont Mines holds 70% of the shares of Louvem.

iv)	Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, filed under the Company’s profile at www.sedar.com.

v)	Environmental Obligations

Over 75% of the development waste material is hoisted from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine is in the approval phase with the Ministry of Natural Resources and Wildlife of Quebec.

vi)	Infrastructure

Two mine shafts are located on the Beaufor property: the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft. A series of buildings including warehouses, workshops and offices are used to service a workforce of about 91 employees and approximately 15 independent contractors as at December 31, 2007. Over $1 million was invested to replace the structure of the wooden headframe between June and August 2007.

vii)	Location of Mineralized Zones

The mineralized zones, including mineral reserves and mineral resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining lease 858 of the Perron property.

viii)	Permits

All necessary permits and authorizations have been requested and issued.

1.1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

i)	Access

The mine can be accessed from the main road 117, going East from Val-d’Or to Perron Road and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and going south on Paré Road to the village of Perron.

ii)	Climate

The average annual precipitation is approximately 954 mm, with most falling in September (some 102 mm). Snowfalls occur between October and May, with the most snowfall occurring between November and March. The monthly average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2°C, slightly above freezing. The average temperature for July reaches 17.1°C, while in January the temperature falls to –17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations aren’t affected by the climate.

iii)	Local Resources and Basic Infrastructure

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an excellent base of suppliers and manufacturers for the mining industry.

A railroad is located a few kilometres to the south of the property and power is supplied by Hydro-Québec.

The ore of the Beaufor Mine is hauled by truck to the Camflo Mill located at an approximate distance of 49 km from the mine site. Waste rock is stored on site.

The local manpower is well trained. Since the mining town of Val-d’Or is very active, it is usually possible to recruit and retain a sufficient mining workforce. Professionals, engineers, geologists and technicians are generally well-trained and available in this area.

iv)	Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 meters above sea-level.

1.1.3	History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk of instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002.

1.1.4	Geological Setting

i)	Regional Geology

The mining town of Val-d’Or is located in the South-East of the Abitibi greenstone belt formed of archean volcanic and sedimentary rocks from the Superior Province. The mining camp of Val-d’Or belongs to the Malartic group corresponding to a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

ii)	Beaufor Mine Geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamarque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

1.1.5	Mineralization

Gold-bearing veins at the Beaufor mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor Mine. Shear zones striking N070o and dipping steeply to the southwest control the opening and gold enrichment of veins.

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anatomosing corridors of 5 to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 metres. The zones are limited by the Beaufor fault (N115o /65o -75o) at 380 metres from the surface and a rythmic system of shearings (N70o /sub vertical).

1.1.6	2007 Work

i)	Production Work

In 2007, 97,429 tonnes of ore at an average recovered grade of 8.36 g/t were extracted from the Beaufor Mine. This production yielded gold sales of 26,182 ounces, produced at a cash cost of US$468 per ounce sold. The cash cost of production per ounce declined compared to 2006 as a result of higher grades, improvements in productivity, refocused operations and improved mining plans implemented in the first half of 2007. The following table summarizes the work completed over the last three years.

Beaufor Mine

	2007	2006	2005

Tonnes	97,429	139,513	199,269
Grade (g/t)	8.36	5.54	5.72
Ounces sold	26,182	24,866	36,649
Cash cost per ounce (US$)	468	580	377

Investment in development ($)	1,060,136	1,706,421	2,770,812
Exploration expenses ($)	1,873,723	1,342,438	862,150

Differed development metres	-	1,299	1,577

Exploration drilling metres
Definition	3,095	18,513	21,524
Underground	15,768	17,803	13,023
Surface	9,389	4,789	-

ii)	Exploration Work

An important exploration program was started in 2007 and slightly over $1.8 million has been invested to date. A total of 28,251 metres of drilling has been performed, including 3,095 metres of definition drilling, 15,768 metres of underground exploration and 9,389 metres of surface exploration. This drilling combined with the development has permitted to increase the reserves by 50% compared to the estimate at the end of 2006. Beaufor has had promising results as exploration activities in 2007 led to several mineralized zones which translated into an increase of 30,278 ounces of Inferred Resources. The zones below the 20th level and up to the 12th level showed good gold intersections and continuities.

1.1.7	Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins. The drilling program is sub-divided into two main categories as follows:

•	Exploration drilling using a 40 to 80 metres by 40 to 80 metres grid;

•	Definition drilling based on a 10 to 20 metres by 10 to 20 metres grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are BQ, LTK48 (1 13/32”) and ATW (1 13/64”) calibre. Surface drill holes are BQ size. The core recovery is better than 95%, including the fault zones where the RQD is more than 75%. A detailed description of the drill cores is logged by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

1.1.8	Sampling and Analysis

i)	Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account for mineral reserve calculation. The weight of each sample is around ½ kg per 3.5 to 5 tonnes wagon. For development purposes, the weight of each sample is around ½ kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” at the Beaufor Mine.

In definition drill holes, samples are collected over 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Recuperation of core is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is split in two using a hydraulic splitting machine. Recuperation of core is over 90%.

The drill cores and blasted rocks samples are representative and the mineralization style, with the presence of quartz veins, shows a nugget effect.

ii)	Assays

ALS Chemex Chimitec Laboratories in Val-d’Or, was selected to analyze samples from the Beaufor Mine. This laboratory is certified ISO 9001-2000 for the Supply of assays and geochemical analysis services by QMI, an ISO certification firm. The step-by-step procedure for sample analyses is briefly described as follows:

	•	Upon receipt of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory;

•

Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer;

	•	Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

iii)	Quality Control

The first quality control program applied by the laboratory at the different steps of the process are as follows:

•	Crushing, pulverizing, weighing: daily monitoring;

•	Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established at the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding 10 g/t Au are systematically re-assayed.

1.1.9 Security of Samples

There is no formal program established at the Beaufor Mine relating to shipment of samples. Samples are gathered in plastic boxes and collected daily by the laboratory. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for resource calculation.

1.1.10 Mineral Reserve and Mineral Resource Estimates

In 2007, the Reserve and Mineral Resource estimates were performed by qualified persons pursuant to National Instrument 43-101. The methodology and procedures for mineral resource and reserve estimates have been adopted from a study completed in 2006 by Golder and Associates, an independent firm. The database, factors and parameters used in the determination of the mineral reserves and resources are based on the available information at the Beaufor Mine as of December 31, 2007. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserves and resources estimates are carried out in accordance with National Instrument 43-101. Mineral resources and reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 requirements and CIM regulations for both mineral resource and reserve estimates have been fully complied with this study.

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zones. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the mineral resources. For the drill holes, the gold value is cut at 68 g/t for the B and C zones and 34.25 g/t Au for the others zones. The blasted rocks are cut at 16.50 g/t Au. A density factor of 2,75 t/m3 is applied to evaluate the volume.

All the geo-scientific data collected at the Beaufor Mine is grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. All the work performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to retrieve complete integrity.

i)           Mineral Reserve Estimate

General

The database and the parameters used to estimate the mineral reserves are based on past mining experience and the information available as at December 31, 2007. The parameters were reviewed and modified by Golder and Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2007. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economical feasibility. As per National Instrument 43-101, only mineral resources in the measured and indicated categories can be used to establish the estimate of mineral reserves.

The budget costs used are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economic situation.

Technical Parameters

The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long holes methods:

        Room and Pillar

•	Geometry: stopes width from six metres to ten metres in the plane of the vein with in-stope pillars of three metres by three metres section or two metres long in the plane of the vein;

•	Maximum vein dip: 40°;

•	Ore mining recovery: 80% used in the economic evaluation;

•

Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intersects are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

•	External dilution: a dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

        Long Holes

•	Geometry: maximum panel length of 40 metres;

•	Minimum dip of vein: 45°;

•	Ore mining recovery: 100% for designed stopes with all recoverable pillars between stopes clearly identified during the process of mineral reserve estimation;

•	Internal dilution: minimum mining width is three metres. The drilling intersections are projected to a minimum length of three metres;

•	External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are rooms and pillars and long holes.

The main criteria are as follows:

•	No profit margin is built-in in the estimate;

•	Differed or capitalized capital is not used;

•	Only the price of gold is taken into account in the economic calculation;

•	The price of gold used was CAN$650/oz applying an exchange rate of 1.00 CAN$:US$;

•	Operating costs include fixed costs budgeted for 2008 and variable costs (production and development) based on the results from January to September 2007 for each method.

The results of the cut-off grade study by mining methods for both developed and un-developed underground workings are listed in the following table:

Mining Methods	Workings	Cut-off Grade (g/t)

Room and pillar	Developed	6.79
Room and pillar	Un-developed	7.70
Long holes	Developed	5.16
Long holes	Un-developed	6.07

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are set out below.

Proven Mineral Reserves

Golder and Associates have estimated the tonnage of mineral reserves in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Beaufor Mine, proven reserves are based on ore blocks developed from drifts or raises up to a maximum of eight metres from these openings. The level of accuracy of the economic evaluation is that of a feasibility study.

Probable Mineral Reserves

The mineral reserves estimate in the Probable category was based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, Probable Reserves extend to a maximum of ten metres from drilling data. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with the Mineral Reserve calculation, as at December 31, 2007, the mineral reserves of the Beaufor Mine are estimated as follows:

Categories of reserves	Tonnes (metric)	Grade (g/t Au)	Au (oz)

Proven	90,822	7.56	22,085
Probable	164,879	10.10	53,547

Total (proven + probable)	255,701	9.20	75,632

Before mill recovery of 98.5%

As of December 31, 2007, the Mineral Reserves at Beaufor Mine are 75,632 ounces of gold, calculated using a long-term gold price of CAN$650 per ounce, for an expected mine life of three years.

ii)          Mineral Resource Estimation

Mineral Resource Classification

The following description present more details about the mineral resources classification at the Beaufor Mine.

At the Beaufor Mine, Measured Mineral Resources were confirmed by underground excavation and are extended over eight metres from these openings following the dip of the zone. Indicated Mineral Resources are defined by drilling using a 10 to 20-metre by 10 to 20-metre grid whereas Inferred Mineral Resources are defined by drilling using a 80-metre by 80-metre grid or more. A polygon sized 20-metre by 20-metre at most is applied to each drill hole within the area used to calculate the volume of the Indicated Mineral Resources and 40-metre by 40-metre for the Inferred Mineral Resource.

Table of Mineral Resources

Following the Mineral Resources calculation, the Mineral Resources at the Beaufor Mine as of December 31, 2007 were estimated as follows:

Resource Category	Tonnes (metric)	Grade (g/t Au)	Au (oz)

Measured	101,160	5.73	18,639
Indicated	591,534	6.45	122,628

Total (measured and indicated)	692,694	6.34	141,267

Inferred	133,962	7.03	30,278

Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

1.1.11 Mining Operations and Metallurgy

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long holes methods.

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. Camflo Mill Inc. is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when Beaufor ore is milled. No major operating problems have been experienced at this mill nor are anticipated in the near future. Usual maintenance and repairs are carried out when deemed appropriate.

1.1.12 Production Summary

In 2007, ore totalling 97,429 tonnes at an average recovered grade of 8.36 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 26,182 ounces, produced at a cash cost of US$468 per ounce, compared to the previous year with 139,513 tonnes of ore at an average recovered grade of 5.54 g/t, produced at a cash cost of US$580 per ounce. The cash cost of production per ounce declined as a result of higher grades, improvements in productivity, refocused operations and improved mining plans implemented in the first half of 2007.

	Year ended December 31, 2007		Year ended December 31, 2006		Year ended December 31, 2005

Precious metals revenues		19,503,789		16,866,158		19,686,025

Tonnes processed		97,429		139,513		199,269
Grade (g/t)		8.47		5.62		5.81
Gold recovery (%)		98.72		98.56		98.51
Recovered grade (g/t)		8.36		5.54		5.72
Ounces sold		26,182		24,866		36,649

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	468	503	580	658	377	457
Depreciation and depletion	114	122	42	48	23	28

Total	582	625	622	706	400	485

Average price obtained per ounce	693	745	598	678	443	537

2.	Ontario Division

2.1	Island Gold Mine

2.1.1	Project Description and Location

i)	Location

The Island Gold Mine is located approximately 85 km north east of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km northwest of the Island Gold Mine.

ii)	Description of Mining Claims

The Island Gold property consists of 108 patented and leased claims totalling 5,382 ha, and 197 staked claims totalling 3,062 ha.

Property	Number of claims	Area (ha)	Expiration date	Patricia Mining / Richmont Mines Ownership (%)

Kremzar	20	1,428	Patented Claim : taxes are paid every year	45/55
Lochalsh	31	368	Patented Claim : taxes are paid every year	45/55
			Mining Lease : 06/30/2009 to 03/31/2012
			Claims : 02/06/2009 to 03/26/2009
Goudreau	65	3,716	Patented Claim : taxes are paid every year	45/55
			Mining Lease : 08/20/2009
Island Gold	197	2,932	Claims : 07/14/2009 to 08/20/2012	45/55

The claims will be renewed by exceeding credits available before the anniversary date. For the Patented Claims and the Mining Leases, taxes are paid every year to the government to keep them in good standing. The Mining Leases will be renewed for a term of 21 years. Richmont Mines have an internal procedure to insure the follow up of the claims expiry dates. All of the mining claims, mining leases and patented leases were in good standing in 2007 and will be for 2008.A detailed list and map of locations can be found in the Island Gold Technical Report as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

iii)	Summary of Agreements

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold Project. On December 3, 2004, Richmont Mines decided to invest up to $10 million in order to acquire a 55% interest in this project. Richmont Mines became the project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of Algoma Steel’s remaining joint venture interest in the Goudreau property near Dubreuilville Ontario, for $100,000. The property remains subject to the 15% net profits interest as per the original joint venture agreement between Algoma Steel and Patricia Mining. The Island Gold Joint Venture now owns 100% of the property subject to royalties.

iv)	Ownership of Mining Rights

All mining titles on the Island Gold Project are jointly held by Richmont Mines (55% - the “Operator”), and Patricia Mining (45%).

v)	Mining Royalties

The Kremzar Property is subject to a 4% NSR in favour of Algoma Steel. The Algoma NSR will become payable at such time as the aggregate amount of NSRs received by the company and Aur Resources Inc. (“Aur”) equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR in favour of Aur, which is payable until such time as the Algoma NSR becomes payable. In the event the Algoma NSR becomes payable and is reduced below 4%, Aur will be entitled to receive a net smelter return equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR in favour of Aur.

The Goudreau Property is subject to a 2% NSR in favour of Aur and a 15% Net Profits Interest (“NPI”) royalty in favour of Algoma.

vi)	Environmental Obligations and Permits

•

The most important permit held at this time is the Ministry of the Environment permit number 4-105-86-876, the permit to operate the Kremzar Mill. It has been amended in December 2006 under number 1032-6SKMAU which includes rationalization of cyanide addition locations, reduction of cyanide consumption, water reclamation from the primary tailing pond and operations optimization at a rate of 650 tonnes per day. Both Lochalsh and Kremzar permits to take the water (“PTTW”) were amended. The Kremzar PTTW number 0138-756RZP allows, for the purpose of mine dewatering, a pumping capacity up to 1,500,000 litres per day and is valid until August 16, 2017 and the Lochalsh PTTW number 3526-758PUD allows a pumping capacity up to 10,000,000 litres per day and is valid until September 8, 2017.

•

The Miller pond, west of the Kremzar mine, is fully permitted (part of the C of A). The tailing area is presently capable of holding approximately two years of tailings. The tailings pond life could be extended for an additional 10 years by raising the height of the dam.

•

The Lochalsh Closure Plan has been approved on April 30, 2007. A financial assurance of $177,523 is in place to cover the closure costs. The closure plan for the Kremzar property was filed with the Ontario Ministry of Northern Development and Mines (MNDM) in 1998 by Patricia Mining and was approved. Patricia Mining reports that financial assurance for the closure costs will be satisfied by payment of $10,000 cash, already paid, and a collateral mortgage of $577,800 using the Kremzar Mill as security. The closure costs associated to the Kremzar Closure Plan will be reviewed in 2008. There are no environmental issues on the property at this time.

vii)	Infrastructure

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar mill (a carbon-in-pulp mill with a capacity of 650 tonnes per day), the Kremzar ramp and portal, the Lochalsh ramp and portal, the mine access road, and the hydro lines, all with respect to the property. An office, a core logging and storage facility, and a mine dry are also located on the Kremzar mine site.

viii)	Location of Mineralized Zones

The mineralized zones, including mineral reserves and mineral resources of Island Zone and underground infrastructure are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves and resources of Lochalsh are localized on mining leases 825288 and 825287 of the Lochalsh property. The Goudreau resources are located on patented claim 3817 of the Goudreau property.

2.1.2	Accessibility, Local Resources, Infrastructure, Climate, and Physiogeology

i)	Access

Access to the Mine is via an all-weather road from Highway 519, just west of Dubreuilville and the access is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa to the Mine site.

ii)	Local Resources and Infrastructure

Wawa has a population of approximately 3,500. Dubreuilville is a forestry community with a lumber mill and a population of approximately 900. The Project is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located at the towns of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodation are all available within the Project area. Power is supplied by Great Lakes Power Corporation.

Richmont Mines also offers living accommodations and flexible schedules to its employees. Training is offered in order to maintain a local qualified workforce.

iii)	Climate

The mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from -41°C to 31°C. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest to north and during the summer south westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

iv)	Physiogeology

The Project area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 m above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 m above sea level near Goudreau Creek. The Project area has been partially logged.

2.1.3	History

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma Steel Inc. (“Algoma”) formed a joint venture to evaluate the mineral potential of Algoma’s 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone. These lenses, are known as the Lochalsh, Island Gold, Shore and Goudreau lake Zones. During 1989 and 1990, a 1,280 m-long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation at approximately 382 m. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate at a cost of $3.0 million. A total of 125 drilling drifts, 53 metres of ore sill and 8,137 metres of drilling have been completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development has been completed including 506.5 metres of ramp and 1,700.5 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling have been performed on the Island Zone and 10,602 metres were completed from the surface on the Lochach and Goudreau zones. Reserves and Resources estimates have been performed by Genivar in 2007 based on this work.

On October 1, 2007, Island Gold began commercial production.

2.1.4	Geological Setting

i)	Regional Geology

The Island Gold Project is part of the Michipicoten greenstone belt which is part of the Wawa sub-province and Superior Province of Archean age. The Project is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

ii)	Project Geology

The Island Gold Project covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, consisting of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts the gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation Zone (“GLDZ”). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and North Shear gold zones, all located within the Island Gold property.

2.1.5	Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 m wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity are present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and in veins one centimetre to 1,5 metres wide. Visible gold (“VG”) forms clouds of fine gold droplets up to 3 mm in diameter.

At the Island Gold deposit, five zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 to over 8 metres in thickness, comprising intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 zone. An anastamosing pattern defines the relationship between the zones.

2.1.6	2007 Work

i)	Production work

The work performed in 2007 permitted, among other things, the development of underground infrastructures in preparation of production which began on October 1, 2007. 136,904 tonnes of ore were hauled and 159,493 tonnes of ore have been processed at the mill.

During the first quarter of production in 2007, 7,302 ounces of gold, produced at a cash cost of US$621 per ounce, were sold at an average price of US$726 per ounce. Prior to the beginning of commercial production in October 2007, a total of 21,933 ounces of gold were recovered in 2007 from the processing of development ore and mineralized material. The following table summarizes the work completed over the last three years.

Island Gold Mine 1

	2007	2006	2005

Tonnes	35,202	-	-
Grade (g/t)	6.45	-	-
Ounces sold	7,302	-	-
Cash cost per ounce (US$)	621	-	-

Investment in exploration and development ($)	4,493,937	21,934,103	11,532,884
Exploration expenses ($)	505,365	263,975	141,178

Development metres	4,075	3,469	2,111

Metres of exploration drilling
Underground	12,940	28,149	7,903
Surface	-	10,602	-

[1]

In its consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

ii)	Exploration work

Reserves and resources estimate was performed by Genivar on May 15, 2007 based on work completed up to January 31, 2007. Proven and Probable Reserves of 1,013,854 tonnes at 8.55 g/t Au containing 278,711 ounces of gold has been evaluated. Remaining resources were evaluated at 454,705 tonnes at a grade of 10.26 g/t Au for a gold content of 149,972 ounces for the Measured and Indicated Resources and 610,728 tonnes at a grade of 9.96 g/t Au for a gold content of 195,549 ounces for the Inferred Resources category.

In preparation of production which began on October 1, 2007, 4,075 metres of development were completed, including 338 metres of ramp and 133 metres of raise. A total of 12,940 metres of underground drilling in 147 drill holes has been completed. From this drilling, 35 drill holes, for a total of 5,513 metres, were drilled in a new zone east of the diabase dyke (East of 15 200 E).

2.1.7	Drilling

A total of 763 holes totalling 144,124 metres of surface and underground diamond drilling were completed on the property from the early 1980’s to December 2007. The majority of the drill-holes used for resource estimates were BQ size. In 2007, 147 drill holes for 12,940 metres were drilled from underground.

Most of the drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 by 15 metres, targeting alteration assemblages in the E1/E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for all drill holes drilled in the 2007 program and the RQD for the zones is excellent. The interpretation and development of each section was completed after receipt of the drill holes assays and section plots. This interpretation has served to complete the reserves and resources estimates.

2.1.8	Sampling and Analysis

i)	Sampling

For the drill hole, the sampling approach is defined to coincide with lithological contacts and the samples have a minimum width of 0.3 metre and a maximum length of 1 metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 to 2 kg for a zone of 1.5 metres vertically by 0.3 to 1.0 metre horizontally. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold shows a nugget effect.

ii)	Assays

Swastika Laboratories Ltd of Swastika, Ontario was used for the underground drilling and development program to perform fire assay, gravimetric and specific gravity analyses for 2007. A number of underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, hold a Certificate of Laboratory Proficiency (PTP-MAL) and have been assessed “Satisfactory” in both cycles of test samples for Program Year 2004-2005,2005-2006 and 2006-2007.

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish has been established at 3 g/t Au. When the grade exceeds 30 g/t Au, a Metallic Sieve assay is performed. Detection limit for gold safely is at 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold as of May 15, 2007, filed under the Company’s profile at www.sedar.com

The step-by-step procedure for sample analyses is briefly described as follows:

1)	Dry samples, if required;
2)	Crush total sample to ½ inch (Jaw Crusher);
3)	Split approximately 350 g using a Jones riffle;
4)	Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;
5)	Pulverize the 350 g sample;
6)	Homogenize the pulp, it is then ready for assay;
7)	Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

The Pulp and Metallic Method is used to overcome sampling difficulties caused by coarse particles of gold, native silver or other similar metals that do not pulverize very well.

Swastika’s adaptation of this method for Gold Assay is as follows: pulverize the entire sample if possible, screen through a 100 Mesh sieve (other Mesh sizes can be used depending on sample size and allowable deviation). The -100 Mesh fraction is weighted, homogenized and assayed in duplicate using one assay tonne (30 g) portions. The +100 Mesh fraction (approximately 20 g) is weighted and entirely fused. The correction resulting from gold found in the metallic portion is incorporated in the final calculated result. The weight and grade of both fractions are also reported.

iii)	Quality Control

During the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (QA/QC) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay are run with each sample batch of samples. In addition, a replicate assay is run on every 10th sample to be used for checking the reproducibility of the assays.

The results of the field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007. The assays supporting the Island Deposit mineral resources estimate are based on sample preparation and analytical protocols that meet standard industry practice and are reasonable and acceptable.

2.1.9	Security of Samples

There is no formal program established at the Island Gold Mine relating to shipment of the samples.

2.1.10	Mineral Reserve and Mineral Resource Estimates

In 2007, methodology and procedures for Mineral Reserves and Mineral Resources estimates were reviewed by Genivar, an independent firm, under the supervision of Nicole Rioux, geo. a qualified person under National Instrument 43-101. The base data, factors and parameters used in the determination of the Mineral Reserves and Mineral Resources estimates are based on the knowledge of the Island Gold Mine as of December 31, 2007.

The Mineral Reserves and Mineral Resources were carried out in accordance with National Instrument 43-101 recommendations and regulations. Mineral Resource and Reserve were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and CIM regulations for both mineral resource and reserve estimates have been fully complied with this study.

The source data and parameters used in the resource calculation correspond to knowledge acquired and best estimates as at December 31, 2007. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience.

i)	Procedures and Technical Parameters

At the Island Gold Mine, Promine software was used to prepare the resource calculation. A block model technique used inverse distance as interpolation method with a maximum of 4 composites using data within a maximum radius of 20 metres from diamond drill hole intercepts. A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zones.

All the geo-scientific data collected at the Island Gold are entered into a Gemcom database. Internal procedures have been prepared in order to validate the information in the database. All this work is performed by the Island Gold Mine geology department and all steps, from data entry to layout drawings, follow strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

The main parameters used to estimate Mineral Reserve and Mineral Resources are as follows:

•	A cut-off grade of 5 g/t Au fixed with a gold price at CAN$650/oz with an exchange rate of CAN$1.0 for US$1.0;

•	Operating costs of $120.00/tonne;

•	Grade capping at 75 g/t Au for all zones;

•	A minimum true thickness of 2.0 metres based on the mining method (transversal long hole);

•	An average rock density of 2.82 t/m3 is defined;

•	Ore mining recovery: 100% for designed stopes which pillars between stopes has been excluded;

•	External dilution: a dilution rate of 20% for waste at a grade of 0.5 g/t Au is assumed;

•	Excluded mill recovery of 94.0%.

ii)	Mineral Reserve Estimate

General

The database and the parameters used to estimate the mineral reserves are based on the results from 2007, the forecast for 2008 and information available as at December 31, 2007. The technical parameters were reviewed by Genivar. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2007. All these factors and parameters are updated on an annual basis in order to account for changes in mining operations.

The conversion of mineral resources to reserves is based on economical feasibility. As per National Instrument 43-101, only mineral resources in the measured and indicated categories can be used to establish the estimate of mineral reserves.

Reserve Classification

Descriptions with more detail about classification of reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Genivar estimated the tonnage of mineral reserves in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Island Gold Mine, proven reserves are based on ore blocks developed from drifts to a maximum of ten metres from the opening.

Probable Mineral Reserves

The mineral reserves estimate in the Probable category was based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Island Gold Mine, probable reserves extend to a maximum of 20 metres from drilling intercept.

Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with calculations completed by Genivar, as of December 31, 2007, the mineral reserves of the Island Gold Mine are estimated at:

Categories of reserves	Tonnes (metric	)	Grade (g/t Au	)	Au (oz)

Proven	369,325		8.91		105,773
Probable	689,555		8.11		179,763

Total (Proven + Probable)	1,058,880		8.39		285,536

Before mill recovery of 94%

* Presented at 100% -Richmont Mines’ equity interest – 55%

As of December 31, 2007, the mineral reserves at Island Gold are 285,536 ounces of gold, calculated using a long-term gold price of CAN$650 per ounce and an expected mine life of five years.

iii)	Mineral Resources Estimates

Resource Classification

The following descriptions provide more information on the classification of mineral resources at the Island Gold Mine. Measured resources are confirmed by underground development. These resources extend to 10 metres from underground openings, following the dip of the geological body. Indicated resources are defined by a cluster of drill intercepts within a 20-metre envelope, whereas Inferred resources are defined either by isolated drill intercepts, or within a 20 to 30-metre envelope.

Resource Table

According to calculations completed by Genivar, as December 31, 2007, mineral resources are estimated as:

Resource Categories	Tonnes (metric)	Grade (g/t Au)	Au (oz)

Measured	8,135	6.45	1,687
Indicated	582,032	10.19	190,735

Total (measured + indicated)	590,167	10.14	192,422

Inferred	613,635	9.80	193,350

* Presented at 100% -Richmont Mines’ equity interest – 55%

Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.

2.1.11 Mining Operations and Metallurgy

The extraction method is by transversal long hole with a maximum panel length fixed by hydraulic radius factor of 4.5.

The Island Gold ore was hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the Carbon in Pulp circuit at the Kremzar mill is 94.4%.

2.1.12 Summary of Exploration and Development Work

The Island Gold Mine began commercial production on October 1, 2007. During the period October 1, 2007 to December 31, 2007, 35,202 tonnes of ore were processed, at an average recovered grade of 6.45 g/t, and 7,302 ounces of gold were sold at an average price of US$726 (CAN$780) per ounce. Prior to starting commercial production, a total of 23,031 ounces of gold were recovered in 2007 from the processing of development ore and mineralized material.

At the Island Gold Mine, Proven and Probable Reserves were estimated at 1,058,880 tonnes of ore at a grade of 8.39 g/t for 285,536 ounces of gold at December 31, 2007. Measured and Indicated Resources totaled 192,422 ounces of gold while Inferred Resources were estimated at 193,350 ounces of gold. During the year, underground drilling confirmed an extension of the Island Zone to the east of previously defined resources. This drilling program yielded Indicated Resources of 179,404 tonnes at a grade of 9.17 g/t for 52,892 ounces of gold and 21,140 tonnes at 8.27 g/t for 5,621 ounces as Inferred Resources. Further drilling will be completed in this area in 2008. The extension is strategically located near the exploration drift on the 190 level east of the Island Zone. Overall, more than 20,000 meters of definition and exploration drilling are planned for 2008 at Island Gold.

	Year ended December 31, 2007		Year ended December 31, 2006		Year ended December 31, 2005

Precious metals revenues		5,696,095		-		-

Tonnes processed		35,202		-		-
Grade (g/t)		6.84		-		-
Gold recovery (%)		94.36		-		-
Recovered grade (g/t)		6.45		-		-
Ounces sold		7,302		-		-

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	621	668	-	-	-	-
Depreciation and depletion	98	105	-	-	-	-

Total	719	773	-	-	-	-

Average price obtained per ounce	726	780	-	-	-	-

3.	Exploration Projects and Other Properties

3.1	General

Richmont Mines owns or holds interests in many mining properties at different stage of exploration. The following table outlines Richmont Mines’ interest in these exploration properties as at December 31, 2007.

Property	Year of acquisition	Number of claims	Participation[1]

Quebec
Francoeur	1992	17	100%
Monique	1994	21	81% by Louvem
Wasamac	1988	3 mining concessions + 1 claim	100%
Camflo Northwest	2005	13	80%
Newfoundland and Labrador
Valentine Lake	2003	539	70%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%

1  The Company will be required to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines’ exploration expenses in 2005, 2006 and 2007 and the budgeted estimated amounts for 2008.

	2005 $	2006 $	2007 $	2008 $

				Estimated
Quebec
Beaufor Mine	862,150	1,342,438	1,873,723	3,250,000
East Amphi[1]	15,450,202	248,384	18,409	-
Francoeur	49,974	146,165	96,199	150,000
Monique	19,186	403	7,650	-
Wasamac	39,685	53,855	45,387	150,000
Newfoundland
Cripple Creek [2]	-	153 297	-	-
Valentine Lake	393,200	66,606	1,016,446	100,000
Ontario
Island Gold	12,763,660	23,642,315	1,363,836	1,000,000
Sewell and Cripple Creek	178,596	8,448	320	50,000

USA
Golden Wonder	-	-	665,287	2,500,000

Other properties	83,831	5,411	112,443	100,000
Evaluation of projects	508,746	582,646	124,082	125,000
Tax credits	(2,136,164)	(792,110)	(1,550,501)	(1,100,000)

	28,213,066	25,457,858	3,773,281	6,325,000

1  Property sold in 2007.

2  This property was abandoned in 2006.

3.2	Valentine Lake

3.2.1	Description and Location of the Property

i)	Location and Access

The Valentine Lake Property is located in Central Newfoundland, 55 km south of the town of Buchans. The property can be accessed by a 75 kilometre long gravel road from Millertown via the Buchans Highway.

ii)	Description of the Property

The Valentine Lake property consists of four grouped mineral exploration licences covering a total area of 13,475 hectares and a total of 539 claims.

iii)	Agreement

In November 2003, Richmont Mines signed an option agreement to acquire a 70% interest in the Valentine Lake Property from Mountain Lake Resources Inc. by carrying out $2.5 million in exploration work by October 31, 2007. As of December 31, 2007, exploration work has been carried out for an amount totalling $2,566,184. By meeting its option work commitments of $2.5 million by October 31, 2007, Richmont Mines will be entitled to acquire a 70% interest in the Valentine Lake property. The interest is currently being transferred to Richmont Mines and a joint venture agreement is in preparation.

iv)	2007 Work and Results

In 2007, Richmont Mines completed a helicopter high-definition magnetic, spectrometry and Very Low Frequency (“VLF”) borne survey covering more than 1,800 km, encompassing the entire property. A total of 2,281 metres were drilled in eight drill holes. Results from this program to identify mineralization outside of the main mineralized zones did not identify any high-grade mineralization. However, two drill holes identified good geological context, and there was anomalous gold mineralization in one intersection at 1.2 g/t Au over 7 metres, including 8.3 g/t Au over 0.9 metre.

3.3	Wasamac

3.3.1	Description and Location of the Property

i)	Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, Province of Quebec. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Arntfield and then by a secondary road that leads directly to the property.

ii)	Description of the Property

The Wasamac property consists of three mining concessions (CM 349, CM 364 and CM 370) and one claim which represents a total area of 759.36 hectares in the Beauchastel township. Richmont Mines owns 100% of the mining concessions relating to the Wasamac property.

iv)	2007 Work and Results

In 2007, two drill holes, for a total of 435 metres, were drilled on the Wasamac property. One of two drill holes completed returned a gold intersection of 6.1 g/t Au over 1.5 metres and 5.3 g/t Au over 3.1 metres (uncut / core length) less than 230 metres from the surface. This intersection is located at 300 metres south of the Francoeur-Wasamac shear zone and represents the west extension of the Wildcat zone.

3.4	Francoeur

3.4.1	Description and Location of the Property

i)	Location and Access

The Francoeur property is located approximately 25 km southwest of Rouyn-Noranda, Province of Quebec. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Arntfield and then by a secondary road from the north that crosses the town of Arnfield and leads directly to the property.

ii)	Description and Infrastructures of the Property

The Francoeur property consists of 13 mining claims, including 3 mining concessions and 4 mining leases, covering a total surface area of 363 hectares. These claims are located in Beauchastel Township and are wholly owned by Richmont Mines.

The Francoeur mine was in operation from 1938 to 1947, from 1968 to 1971, and again from 1991 to 2001. Two head frames are present on the property, as well as various basic infrastructures.

iii)	Agreement

In 2004, the Company concluded an agreement with Cadillac-West Exploration Inc. for the Norcoeur and Lac Fortune group of properties, adjacent to the Francoeur property. Cadillac-West Exploration undertook to invest $0.5 million in exploration, after which it will have the right to acquire from Richmont Mines an interest of 50% in the Norcoeur and Lac Fortune group of properties by completing exploration programs of $2.2 million and $1.5 million over three years. The option agreement was terminated in 2007 as Cadillac-West Exploration did not spend the required expenditures related to the option agreement. Richmont Mines owns 100% of the Norcoeur and Lac Fortune properties.

iv)	2007 Work and Results

In 2007, three drill holes, for a total of 735 metres were drilled on the Francoeur property. The results of the drilling program confirmed the presence of new gold structures south of the main shear zones of the past-producing Francoeur Mine.

3.5	Camflo Northwest

3.5.1	Description and Location of the Property

i)	Location and Access

The Camflo Northwest property is located about 21 km west of Val-d’Or, in northwestern Quebec. The property is located west of the Camflo Mill. The property can be reached via Camflo Mill Road, which turns off Highway 117, about 5 km east of Malartic.

ii)	Description of the Property

The Camflo Northwest property consists of 13 claims covering lots 45 to 51 in Range I, and lots 45 to 50 in Range II of Malartic Township, covering a total surface area of 453.5 hectares.

iii)	Agreement

Richmont Mines had the option to acquire a 50% interest in the property by investing $200,000 in exploration work prior to December 31, 2005 and an additional 30% by spending $125,000 before June 29, 2007. On April 25, 2006, Richmont Mines acquired a 50% interest in the Camflo Northwest property and it acquired an additionnal 30% interest in 2007; it now holds 80% of the Camflo Northwest property located in the Malartic Gold Camp.

iv)	2007 Work and Results

In April 2007, Richmont Mines completed three drill holes for a total of 1,366 metres of drilling on this property and expenditures of $123,468. The program tested geophysic targets inside the Kewagama sediment along a northeast structure controlling the Camflo intrusion, site of the past-producing Camflo Mine, although there were no significant results from this drilling program.

3.6	Golden Wonder

3.6.1	Description and Location of the Property

i)	Location and Access

The Golden Wonder property is located approximately 4 km south of Lake City, Hinsdale County, Colorado State, USA. The property can be reached by following Colorado State Highway 149 south of Lake City to the Vickers Dude Ranch and then following an unimproved road through the ranch to the property.

ii)	Description and Infrastructures of the Property

The Golden Wonder Mine is a high-grade, epithermal deposit, with veins averaging two to three feet in width, located in the historically precious metal rich Colorado Mineral Belt near the mining districts of Ouray, Telluride, Silverton and Creede. The Golden Wonder property consists of 3 patented claims and 25 mining claims, covering a total surface area of 194 hectares.

Previously in commercial production from 1998 through June 2006, the mine produced approximately 8,400 tons of ore with an average grade of 16 ounces/ton (oz/t) and yielded 133,701 ounces of gold. Mining operations were conducted between the third and sixth levels from two horizontal access drifts along the Gold Hill in the San Juan Mountains. Exploration efforts in 1998 also included a 100-foot shaft down to the seventh level, with horizontal extension on the seventh level of about 50 feet. The main lower access is located on the sixth level and consists of a nine-by-nine foot trackless haulage crosscut over 1000 feet in length.

iii)	Agreement

Richmont Mines has completed its initial evaluation of the Golden Wonder Mine and exercised its option to acquire a 50% joint venture interest in the Golden Wonder project. LKA International Inc. (“LKA”) will hold the other 50% joint venture interest. Richmont Mines will be required to invest US$3 million in certain project-related expenditures prior to September 1, 2008. Included in this amount will be expenditures for exploration and development of the mine plus the option fee and project-related finder’s fees. In addition to the option fee of US$300,000, approximately US$250,000 in costs have been incurred to date. The US$3 million commitment is inclusive of these costs. Once Richmont completes its investment obligation, it will have the option to enter into a formal joint venture in which Richmont can earn a 50% interest in the Golden Wonder Mine, subject to additional expenditures of US$15 million over a fifty-six month period. In order to maintain its rights in the option and joint venture agreement to be signed no later than September 1, 2008, the Company is committed to subscribe to US$1.5 million in common shares of LKA. Richmont Mines expects to be able to reach a decision regarding the joint venture by September 2008.

iv)	2007 Work and Results

In 2007, during Richmont Mines’ initial evaluation, the three accessible levels were visited. The sixth level was mapped in detail and all of the hydrothermal breccias were sampled. Most of the values were low except a zone located in the northern drift and a few old stock piles returned significant gold values of up to 500 g/t Au. Because the sampling of the level 6 was inconclusive the decision to remove water from the shaft below the 6th level was taken. The sampling of the zone showed good results that were, on average, consistent with the historic grades. Five samples of over 300 g/t Au were obtained. Assays of these samples were taken on the vein over a thirty-two foot vertical section.

3.7	Table of Reserves and Resources

	TABLE OF RESERVES AND RESOURCES

	December 31, 2007				December 31, 2006
	Tonnes (metric)	Grade (g/t Au)	Ounces contained	Tonnes (metric)	Grade (g/t Au)	Ounces contained

Island Gold[1]
Proven reserves[2]	369,325	8.91	105,773	-	-	-
Probable reserves[2]	689,555	8.11	179,763	-	-	-
Measured resources	8,135	6.45	1,687	68,524	11.80	25,995
Indicated resources	582,032	10.19	190,735	451,205	11.27	163,435
Inferred resources	613,635	9.80	193,350	196,916	10.16	64,949

Beaufor Mine
Proven reserves[2]	90,822	7.56	22,085	66,167	6.90	14,676
Probable reserves[2]	164,879	10.10	53,547	118,703	9.12	34,814
Measured resources	101,160	5.73	18,639	78,642	5.94	15,029
Indicated resources	591,534	6.45	122,628	532,823	7.79	133,365
Inferred resources	133,962	7.03	30,278	-	-	-

East Amphi Mine[3]
Proven reserves[2]	-	-	-	99,909	3.67	11,789
Probable reserves[2]	-	-	-	-	-	-
Measured resources	-	-	-	131,697	6.93	29,347
Indicated resources	-	-	-	735,397	5.72	135,207
Inferred resources	-	-	-	319,937	5.91	60,775

GOLD PROJECTS

Francoeur
Indicated resources	885,000	7.90	227,500	885,000	7.90	227,500

Valentine Lake[4]
Inferred resources	920,000	8.50	251,600	920,000	8.50	251,600

Wasamac
Inferred resources	1,282,000	6.92	285,200	1,282,000	6.92	285,200

TOTAL GOLD
Proven and probable reserves	1,314,581	8.55	361,168	284,779	6.69	61,279
Measured and indicated resources	2,167,861	8.05	561,189	2,883,288	7.87	729,878
Inferred resources	2,949,597	8.02	760,428	2,718,853	7.58	662,524

[1]

Presented at 100%. Commercial production began on October 1, 2007 – Richmont Mines reports 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (“VIE”). Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

[2]	In 2007, based on a price of US$650/oz and an exchange rate of 1.00 (in 2006, a price of US$513 and an exchange rate of 1.12).

[3]	Property sold in June 2007.

[4]	Richmont Mines’ share is 70%.

National Instrument 43-101 – Standards of Disclosure of Mineral Projects

Mineral reserve and resource calculations for the Company’s material properties were established by “qualified persons” as defined under National Instrument 43-101, and their names are set out in the table below.

Mines	Qualified Persons	Titles

Beaufor Mine	Richard Dubuc, p.geo	Chief Geologist, Beaufor Mine
Island Gold	Nicole Rioux, p.geo	Senior Geologist for Genivar, Independent Contractor

4.	Other Aspects of the Business

4.1	Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The whole of gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685
2007	695	1.07	747

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Company’s Board of Directors.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Company’s Board of Directors).

As at December 31, 2007, Richmont Mines had no entered into any gold derivatives contracts.

4.2	Taxes

Richmont Mines currently earns taxable income exclusively through its operations in Canada.

Richmont Mines is subject to federal income tax in Canada and is also subject to provincial income tax. The statutory combined corporate tax rate is approximately 33%. The Company is also subject to Quebec mining duties at a statutory rate of 12% and Ontario mining duties at a statutory rate of 10%.

4.3	Environment

The principal operations of Richmont Mines are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations in respect of activities related to natural resources and the protection of the environment. Richmont Mines is not aware of any further legislation or amendments that may have an impact on its operations.

Environmental protection legislation, applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

4.3.1	Quebec & Ontario

Both Provincial legislations in mining matters contemplate the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, the approval is delivered by the Ministry of Northern Development and Mines (the “MNDM”), while in Quebec the same is delivered by the Ministère des Ressources naturelles et de la Faune (the Ministry of Natural Resources and Wildlife, the “MNRW”) for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. In Ontario, it must be approved before the beginning of commercial production; moreover, local public consultation must also be held.

The MNRW and the MNDM may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Both Ministries may review the financial guarantee if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Ministry may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings.

If the person does not comply with any of the aforementioned amendments and regulations, the MNRW and the MNDM may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec and Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement et des Parcs (the Ministry of Sustainable Development, Environment and Parks, the “MDEP”) and by the Ontario’s Ministry of the Environment with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine, at the Island Gold Mine and of its subsidiary, Camflo Mill Inc.

4.4	Employees

Richmont Mines offers its employees compensation that includes attractive benefits and a stock option purchase plan for management. As at December 31, 2007, Richmont Mines employed a total of 262 workers compared with 305 a year earlier.

A first collective agreement for a three-year period ending December 31, 2006 was entered into the unionized employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009.

The employees of the Beaufor Mine and the Island Gold Mine are not unionized and labour relations are satisfactory.

IV.      CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the annual report of Richmont Mines for the year ended December 31, 2007, and should be read in conjunction with these statements and the accompanying notes.

1.	For the Last Three Fiscal Years

	Years ended December 31 (thousands of Canadian dollars except per share data)

	2007	2006	2005

Total revenues	38,071	32,889	21,353
Net earnings (loss)	6,671	3,194	(27,480)

Net earnings (loss) per share
Basic	0.28	0.14	(1.54)
Diluted	0.28	0.14	(1.54)

Total assets	85,976	78,498	54,226

Long-term debt	-	-	-

Working capital	33,970	21,171	21,877

Shareholders’ equity	61,813	54,690	40,464

2.	Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its current policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

V.     CAPITAL STRUCTURE

Richmont Mines’ capital stock is composed of an unlimited number of common shares, with no par value.

Common Shares	2007	2006	2005

Weighted average outstanding	24,159,357	22,903,984	17,837,886
Outstanding as of December 31	24,053,353	24,180,353	20,994,553
Diluted as of December 31	26,076,353	26,298,053	23,032,553
Closing price as of December 31	$3.14	$2.80	$4.35

The holders of the common shares are entitled to one vote per share at all meetings of shareholders of the Company and are entitled to dividends, if and when declared by the directors of the Company, and to the distributions of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Repurchase of shares

On December 5, 2007, the Company renewed its normal course issuer bid to purchase some of its outstanding shares through the facilities of the Toronto Stock Exchange for a period of 12 months ending on December 4, 2008. Up to 1,200,000 common shares of the Company may be purchased under the bid, corresponding to approximately 5% of the issued and outstanding common shares of the Company as of November 30, 2007.

Stock Option Purchase Plan

The Company offers a Stock Option Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees.

Shareholder Rights Plan

The Company implemented a shareholder rights plan (the “Rights Plan”) on April 9, 2002 (the “Effective Date”).

The shareholders of the Company approved the renewal of the Rights Plan at their meeting on May 12, 2005 and the Rights Plan remains in effect subject to being reconfirmed at every third annual meeting of shareholders. If the Rights Plan is not reconfirmed at the 2008 annual meeting it will terminate. Even if reconfirmed by the shareholders, the Rights Plan will expire ten years after the Effective Date.

The following is a summary of the principal terms of the Company’s Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan itself, a copy of which is available from the Company as set out at the end of this document.

The primary objective of the Rights Plan is to provide the Board of Directors of the Company sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Company and to provide every shareholder an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the approval of the Board of Directors.

On the Effective Date, one Right (as defined in the Rights Plan) was issued and attached to each common share of the Company then outstanding, and one Right has and will be issued and attached to each common share of the Company subsequently issued.

The Rights will separate from the common shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of one common share at a 50% discount to its market price.

The requirements for a Permitted Bid include the following:

•	the takeover bid must be made by way of a takeover bid circular;

•	the takeover bid must be made to all shareholders of the Company;

•

the takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares of the Company held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

•

if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for not less than 10 business days from the date of such public announcement.

Escrowed Securities and Securities subject to restriction on transfer

The Company does not, to its knowledge, have any escrowed securities nor securities subject to contractual restriction on transfer outstanding.

VI. MARKET FOR SECURITIES

The Company’s common shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the ticker symbol “RIC”.

Toronto Stock Exchange (TSX) (CAN$)
2007	Share volume	High	Low	Close
January	505,038	2.98	2.60	2.91
February	570,170	3.30	2.70	3.01
March	1,202,847	3.05	2.56	3.01
April	1,562,309	4.00	2.84	3.30
May	951,325	3.43	2.93	2.95
June	356,361	3.09	2.86	2.98
July	225,317	3.00	2.69	2.74
August	1,525,536	3.10	2.65	2.77
September	647,969	3.02	2.73	2.83
October	1,472,000	3.79	2.92	3.74
November	373,478	3.75	3.00	3.05
December	156,995	3.49	2.91	3.14
Annual summary	9,549,345	4.00	2.56	3.14

American Stock Exchange (AMEX) (US$)

2007	Share volume	High	Low	Close
January	956,700	2.52	2.25	2.50
February	1,314,600	2.82	2.36	2.59
March	1,260,402	2.62	2.19	2.57
April	1,789,100	3.44	2.49	2.98
May	797,800	3.05	2.74	2.78
June	378,000	2.95	2.70	2.75
July	424,900	2.88	2.51	2.54
August	696,700	2.97	2.50	2.64
September	1,317,100	3.05	2.60	2.95
October	3,066,800	3.95	2.95	3.92
November	1,735,010	4.07	3.02	3.51
December	683,048	3.45	3.00	3.25
Annual summary	14,420,160	4.07	2.19	3.25

VII. DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on March 31, 2008 [1]

Jean-Guy Rivard Rouyn-Noranda (QC) Canada	Chairman of the Board and Director	Chairman of the Board of Richmont Mines	Feb. 25, 1981	1,220,800

Martin Rivard Rouyn-Noranda (QC) Canada	President, Chief Executive Officer and Director	President and CEO of Richmont Mines	Oct. 1, 2005	14,000

Denis Arcand [2,3] Brossard (QC) Canada	Director	Businessman	Sept. 28, 1995	36,348

Raynald Vézina, Eng.[2,3] Québec (QC) Canada	Director	Consultant	Oct. 30, 2006	Nil

Réjean Houle[2,3] Montréal (QC) Canada	Director	Ambassador, Canadien Hockey Club Inc.	Jan. 27, 1989	39,000

Stephanie Lee Montréal (QC) Canada	Secretary	Lawyer, McCarthy Tétrault LLP, law firm	April 13, 2007	Nil

Christian Pichette Brossard (QC) Canada	Vice President, Operations	Vice President, Operations of Richmont Mines	October 6, 2005	4,500

Nicole Veilleux Rouyn-Noranda (QC) Canada	Financial Director	Financial Director of Richmont Mines	March 1, 2006	1,000

[1]	As the Company has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.

[2]	Member of the Audit Committee

[3]	Member of the Compensation Committee

The Company does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Martin Rivard who, prior to October 2005 was, Executive Vice-President of Richmont Mines; Mr. Christian Pichette who, prior to October 2005 was, General Manager of Niobec Mine, Cambior Inc.; and Mrs Nicole Veilleux who, prior to March 2006 was, Controller of Richmont Mines.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above own a total of 1,315,648 voting shares, which represents 5.47% of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, no directors or officers own voting shares of Louvem Mines Inc.

VIII. AUDIT COMMITTEE

Audit Committee’s Charter

The audit committee’s charter is set out in Schedule A hereto.

Composition of the Audit Committee

The audit committee is composed of Messrs Denis Arcand, Raynald Vézina and Réjean Houle. All members of the audit committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

Mr. Arcand received his Bachelor of Commerce from the HÉC in Montréal. He is also a Fellow of the Investment Dealers Association of Canada, having begun his career as a sales representative with Nesbitt Thomson in 1966. From 1972 to 1988, he held various positions with the investment dealer Bell Gouinlock Ltd., most notably being responsible for its Montréal office as Director and Vice-President. He was also responsible for its corporate finance department. Under his leadership many industrial and particularly mining company financings were completed, resulting in Bell Gouinlock, which merged with Pemberton Securities Ltd, becoming the leader in mining financing in Quebec.

Mr. Houle is an experienced manager who held a number of positions at Molson between 1983 and 1995. Subsequently he served as Chief Executive Officer and Vice-President of operations of the Club de hockey Canadien until 2001, when he became an Ambassador for this organization so dear to his heart, having himself been a professional hockey player from 1969 to 1983.

Mr. Vézina obtained a Bachelor of Mining Engineering from Université Laval in 1970. He has 30 years of experience in mining operations and project development in Canada. During those years, he worked in various management positions for Cambior Inc., Falconbridge Ltd and Placer Dome Inc.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has never relied on the exemptions provided in Parts 2 and 3 of NI 52-110 or an exemption from NI 52-110 or any part thereof granted under Part 8 of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the board of directors has never refused to adopt a recommendation of the audit committee with respect to the nomination or compensation of the external auditor.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

i)	Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last two financial years are the following:

Nature of services	2007		2006

Audit services	*$	219,900	$154,500

* Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

ii)	Audit-Related Fees

The aggregate fees billed for each of the last two financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Company’s financial statements are described in the following table:

Nature of services	2007	2006

Traveling expenses	$11,314		$13,566
Special work	$23,400	* $	136,658

* Includes $116,658 related to the financing by short-form prospectus completed in May 2006.

iii)	Taxation Fees

The aggregate fees billed for each of the last two financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2007	2006

Review quarterly estimate	$5,700	$9,640
Planning and tax advice	$15,400	$5,300

iv)	All Other Fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services	2007	2006

Other consultations	$10,500	$4,500
Other expenses	$19,051	$15,395

IX. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any legal proceedings as at March 31, 2008 nor was it a party to any legal proceedings in the last fiscal year. As at March 31, 2008, the Company is not aware of any contemplated legal proceedings involving it.

X. REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of the Company is Computershare Trust Company of Canada Inc., 1500 University Street, Suite 700, Montréal, Quebec H3A 3S8.

XI. MATERIAL CONTRACTS

On June 29, 2007, Richmont Mines sold its East Amphi property and related surface equipment to Osisko Exploration Ltd. See “General Development of the Business – Three-Year History – East Amphi”.

In November 2007, Richmont Mines entered into an agreement with LKA which granted the Company an option to earn a 50% joint-venture interest in LKA’s Golden Wonder Mine. In December 2007, Richmont Mines exercised its option. See “Exploration Projects and Other Properties – Golden Wonder – Description and Location of the Property – Agreement”.

XII. INTEREST OF EXPERTS

Genivar has prepared the 43-101 technical report of the Island Gold property, which was filed on May, 25, 2007 and Nicole Rioux, p.geo, of Genivar, has prepared the reserve and resource calculation of the Island Gold Mine as of December 31, 2007. Raymond Chabot Grant Thornton, LLP, Chartered Accountants (“RCGT”), external auditors of the Company, reported on internal control over financial reporting and on the audited consolidated financial statements of the Company for the year ended December 31, 2007, which will be filed with the Canadian securities regulators on March 31, 2008.

To the best of management’s knowledge, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the company when the experts prepared their respective reports.

XIII. ADDITIONAL INFORMATION

Additional information regarding the Company may be obtained under the Company’s profile on the SEDAR web site at www.sedar.com and on the Company’s web site at www.richmont-mines.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company’s financial statements and management’s discussion & analysis for the year ended December 31, 2007.

SCHEDULE A

AUDIT COMMITTEE CHARTER

RICHMONT MINES

The Audit Committee of Richmont Mines Inc. (the “Company”) is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Company’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise. The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The resources of the Company shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Company’s cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

Audit Committee Mandate

1.

The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors’ performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees received. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner’s regular rotation as required by law. In making its evaluations, the Audit Committee should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

2.

The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre-approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor’s performance of permissible non-audit services is compatible with the auditor’s independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor.

3.

The Committee shall discuss with the auditors, in October of each year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4.

The Committee shall inquire of management, the auditors, the Vice-President, Finance and the Chief Executive Officer about significant risks or exposures to loss or liability facing the Company and inquire as to the steps management has taken to minimize such risks.

5.

The Committee shall consider, in consultation with the auditors and the Vice-President, Finance, the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6.	With respect to the annual external audit of the Company, the Committee shall review with the Vice-President, Finance, management and the auditors:

a)

the Company’s annual financial statements and accompanying notes and the auditors’ report thereon, including the Company’s specific disclosures under related “Management Discussion and Analysis” in its report and on Form 20-F, and in all other comparable disclosures required under the Company’s public filings, related press releases, the adequacy of the Company’s internal controls including management’s evaluation of and report on the Company’s disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

	b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves;

c)

any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors’ work or access to required information and any instances of second opinions sought by management;

	d)	management letters to the auditors;

	e)	other matters related to the conduct of the audit, including the adequacy of the Company’s internal controls and any significant findings during the year and management’s responses thereto;

	f)	review any material related party transactions; and

	g)	review the performance of the Company’s internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Company’s Annual Report, in Form 20-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

8.	With respect to the unaudited quarterly reports of the Company, the Committee shall consider and review with management and the Vice-President, Finance:

a)

the Company’s quarterly financial statements and accompanying notes, including the Company’s specific disclosures under related “Management Discussion and Analysis” in its report and in all other comparable disclosures required under the Company’s public filings, related press releases, the adequacy of the Company’s internal controls including management’s evaluation of and report on the Company’s disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

	b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves; and

	c)	review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9.

The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or Regulations or any significant changes in the Company’s accounting policies.

10.

The Committee shall meet as needed with the Company’s legal advisor to review legal and regulatory matters, including any material pending legal proceedings involving the Company and any reports received from regulators that may have a material impact on the Company’s financial statements, environmental compliance and financial liabilities or reserves.

11.

The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12.

The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13.

The Committee shall review with the Vice-President, Finance, legal advisors, and the auditors, as appropriate, the results of their review of the Company’s Code of Ethics for Financial Reporting Officers and other internal policies having application.

14.	The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee’s composition and responsibilities and how such were discharged.

15.	The Committee shall consult as required with the Company’s Compensation Committee with respect to compensation of the Chairman and senior executives.

16.	Other responsibilities of the Committee shall include:

	a)	reviewing the appointment and termination of the Vice-President, Finance;

b)

reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

	c)	orientation and training as needed for members of the Committee;

	d)	reviewing with management and the auditors the potential risks facing the Company, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

	e)	receiving, considering and responding to complaints received by the Company regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

	i)	providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

	ii)	if warranted, conducting investigations of management and others to determine the merits of any such concerns;

	iii)	retaining independent counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

	iv)	making recommendations for any remedial action to be taken by the Company, if warranted, to correct any questionable accounting or auditing matter; and

v)

if material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Company in response thereto.

17.	The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board.

18.	The Committee shall circulate approved minutes of its meetings to all members of the Board.